K E V I N K I R K N E S S

200   Woodview   Way,   Watertown,   MA   02472

kevin@redemptionrock.beer   617/ 721 6098

Summary and Qualifications

Versatile and **experienced** in both high end and high volume restaurants, while taking on management level responsibilities.

Background in creative **problem solving** and **design thinking** through a rigorous architectural education.

Skilled at working in **team driven** situations while maintaining the highest level of quality and **guest experience**.

Industry Experience

Cambridge Brewing Company, Manager & Bartender   Cambridge, MA   05/2015 – Present
· Assist guests in selecting and enjoying house brewed beer while providing excellent customer service in a high volume environment that also happens to be one of the best brewpubs in the country.
· Learning as much as possible about brewpub operations through interactions with guests, coworkers and management.

The Hungry i, Bartender/Server   Boston, MA   06 / 2013 – 05/2015
· Provide high end guest service as both a bartender and server, requiring initiative and adaptability.
· Regularly manage the front of house, often alone, as well as handle restaurant inventory.
· Extensive high end wine and champagne knowledge.

Papa Razzi Trattoria, Bartender/Server   Newton, MA   11 / 2009 – 06 / 2013
· Exceeded guest expectations of service and quality while working in a high volume setting, particularly building skills and a knowledge base in beer, wine and cocktail service.
· Leveraged social competencies to foster a positive atmosphere and build relationships with both guests and coworkers.

Education

Northeastern University   Boston, MA   2005 – 2010
Bachelor of Science in Architecture

Professional Experience

MASSPORT, Drafting Assistant   Boston, MA   07 / 2009 – 01 / 2010
· Created comprehensive model of airport terminals and roadways while also designing truck routes to/ through Boston MASSPORT properties.
· Researched sound attenuation strategies for highway located properties.

Massachusetts State Trial Court, Drafting Assistant   Boston, MA   07 / 2007 – 01 / 2009
· Transferred older architectural drawings from paper blueprints in to AutoCAD and inserted new courthouse programs into existing building shells.
· Designed physical and digital presentation materials for client presentations.